

June 15, 2012

Via E-mail
Donald W. Prosser
Chief Executive Officer
Arête Industries Inc.
7260 Osceola Street
Westminster, Colorado 80030

> **Re:** **ARÊTE INDUSTRIES INC.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2012**
> **File No. 333-181739**

Dear Mr. Prosser:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Selling Shareholders, page 55

1. For each entity, please identify the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale. See Rule 13d-3 of the Exchange Act and *Compliance and Disclosure Interpretations: Regulation S-K*, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements

Note 3 – Acquisitions and Disposition of Oil and Gas Properties, page F-14

2. We note that you have not filed the financial statements for property interests acquired that are necessary to comply with Rule 8-04 of Regulation S-X. You will need to comply with the advisement you received on this matter from our Division's Office of Chief Accountant. Please submit the accounting and disclosure revisions that you propose to resolve the concerns expressed about the timing and valuation of the acquisition reflected in your annual report. You should include a detailed explanation to support the course of action that you propose. Please understand that you will need to amend the financial statements in your registration statement and periodic reports to include similar revisions.

3. With regard to the matter referenced in the preceding comment, concerning the interests in oil and gas properties located in Colorado, Kansas, Wyoming, and Montana, recently acquired from Tucker Family Investments, LLLP, DNR Oil & Gas, Inc. and Tindall Operating Company, address the following points.

    *   We note that you had the right to receive a portion of the proceeds from selling certain interests in the properties before full payment of the base purchase price and assignment of these interests to you. Please describe the journal entries for each of these transactions.

    *   Explain how you accounted for the $5,101,047 of proceeds received from the sale of certain properties that were sold before payment of the base purchase price in your statements of cash flows and your rationale.

    *   Tell us how you are able to support the gain recognition of $2,479,934 million from the sale of properties in advance of taking ownership of them.

4. We note your disclosure of the summary of agreed-upon values associated with the oil and natural gas properties acquired which total $11 million. Please explain how you are able to demonstrate that the purchase price valuation and allocation is consistent with FASB ASC 805-20-30-1 which requires measurement of assets acquired and liabilities assumed at fair value.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Reid Godbolt
        JONES&KELLER, P.C.